
10013214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________.

Commission file number: 000-51117

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Home Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2009

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HOME FEDERAL SAVING AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

June 25, 2010 By: /s/ Clyde D. Patterson
Clyde D. Patterson, on behalf of
Home Federal Bank
as the Plan Administrator

SUMMARY ANNUAL REPORT
For HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUS, EIN 72-0214680, Plan No. 003, for period January 01, 2009 through December 31, 2009. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $7,425. These expenses included $7,425 in other expenses. A total of 21 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,691,030 as of December 31, 2009, compared to $1,327,112 as of January 01, 2009. During the plan year the plan experienced an increase in its net assets of $363,918. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $371,343, including employer contributions of $52,113, employee contributions of $116,984, and earnings from investments of $202,246.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

- financial information;
- information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of HOME FEDERAL BANK at 624 MARKET STREET, SHREVEPORT, LA 71101, or by telephone at (318) 222-1145.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (HOME FEDERAL BANK, 624 MARKET STREET, SHREVEPORT, LA 71101) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver:

Reliance Trust Company	$1,604,602

You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact an Employee Benefits Security Administration (EBSA) Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), and 6058(a) of the Internal Revenue Code (the Code).

▸ Complete all entries in accordance with the instructions to the Form 5500.

OMB Nos. 1210-0110
1210-0089

2009

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A This return/report is for: ☐ a multiemployer plan; ☐ a multiple-employer plan; or ☒ a single-employer plan; ☐ a DFE (specify) ___

B This return/report is: ☐ the first return/report; ☐ the final return/report; ☐ an amended return/report; ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . ▸ ☐

D Check box if filing under: ☐ Form 5558; ☐ automatic extension; ☐ the DFVC program; ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▸ 003

1c Effective date of plan 11/15/2004

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
HOME FEDERAL BANK

624 MARKET STREET

SHREVEPORT LA 71101

2b Employer Identification Number (EIN) 72-0214680

2c Sponsor's telephone number (318)222-1145

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] Signature of plan administrator	Date	Clyde D. Patterson Executive VP — Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	Date	Clyde D. Patterson Executive VP — Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

3a Plan administrator's name and address (if same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:

a Sponsor's name

4b EIN

4c PN

		Line	Value
5	Total number of participants at the beginning of the plan year	5	19
6	Number of participants as of the end of the plan year (welfare plans complete only lines 6a, 6b, 6c, and 6d).		
a	Active participants	6a	18
b	Retired or separated participants receiving benefits	6b	0
c	Other retired or separated participants entitled to future benefits	6c	3
d	Subtotal. Add lines 6a, 6b, and 6c	6d	21
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	6e	0
f	Total. Add lines 6d and 6e	6f	21
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	6g	21
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	6h	0
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	7	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
X

2E 2G 2J 2K 3D 3H

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)

- (1) ☐ Insurance
- (2) ☐ Code section 412(e)(3) insurance contracts
- (3) ☒ Trust
- (4) ☐ General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

- (1) ☐ Insurance
- (2) ☐ Code section 412(e)(3) insurance contracts
- (3) ☒ Trust
- (4) ☐ General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules

- (1) ☐ R (Retirement Plan Information)
- (2) ☐ MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
- (3) ☐ SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules

- (1) ☐ H (Financial Information)
- (2) ☒ I (Financial Information – Small Plan)
- (3) ☐ ___ A (Insurance Information)
- (4) ☐ C (Service Provider Information)
- (5) ☒ D (DFE/Participating Plan Information)
- (6) ☐ G (Financial Transaction Schedules)

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2009

This Form is Open to Public Inspection.

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

B Three-digit plan number (PN) ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
HOME FEDERAL BANK

D Employer Identification Number (EIN)
72-0214680

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)
(Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: PENTEGRA STABLE VALUE FUND
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 90-0337987 005 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 683,813

a Name of MTIA, CCT, PSA, or 103-12 IE: MODERATE STRATEGIC BALANCED SL
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 04-0025081 111 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 31,958

a Name of MTIA, CCT, PSA, or 103-12 IE: CONSERVATIVE STRATEGIC BALANCED SL
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 04-0025081 110 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 50,051

a Name of MTIA, CCT, PSA, or 103-12 IE: AGGRESSIVE STRATEGIC BALANCED SL
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 04-0025081 112 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 32,577

a Name of MTIA, CCT, PSA, or 103-12 IE: DAILY EAFE INDEX SL SERIES FUND
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 04-0025081 462 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 31,320

a Name of MTIA, CCT, PSA, or 103-12 IE: LONG US TREASURY INDEX SL SERIES
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 90-0337987 006 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 29,595

a Name of MTIA, CCT, PSA, or 103-12 IE: NASDAQ 100 INDEX NON-LENDING FUND
b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA
c EIN-PN 90-0337987 032 | d Entity code C | e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 92,263

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL 2000 INDEX SL SERIES FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
04-0025081 084	C	105,757

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P 500 FLAGSHIP SL SERIES FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
04-0025081 065	C	46,357

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P GROWTH INDEX SL FUND SERIES A

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 002	C	32,462

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P VALUE INDEX SL FUND SERIES A

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 003	C	37,095

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P MIDCAP INDEX SL SERIES FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 116	C	85,224

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information - Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2009

This Form is Open to Public Inspection

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
HOME FEDERAL BANK

D Employer Identification Number (EIN)
72-0214680

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	1,327,112	1,691,030
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	1,327,112	1,691,030

2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	52,113	
(2) Participants	2a(2)	116,984	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	202,246	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		371,343
e Benefits paid (including direct rollovers)	2e		
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h		
i Other expenses	2i	7,425	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		7,425
k Net income (loss) (subtract line 2j from line 2d)	2k		363,918
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		290,982
e Participant loans	3e	X		86,428

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4 During the plan year:

			Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1,800,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No Amount:

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Part II Information on Participating Plans (to be completed by DFEs)

(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN

a Plan name

b Name of plan sponsor

c EIN-PN